Rule 424(b)(2)
Registration Statement No. 333-131159
ISIN XS0249719534
Common Code 024971953

PRICING SUPPLEMENT NO. 6
Dated March 27, 2006 to
Prospectus, dated January 19, 2006 and
Prospectus Supplement, dated January 20, 2006

¥20,000,000,000

CIT Group Inc.

2.83% Senior Notes due April 2, 2036

Deutsche Bank Securities

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Maximum Aggregate Offering Price	Amount of Registration Fee (2)

2.83% Senior Notes due April 2, 2036	$ 171,232,877	100.00%	$ 18,322

(1) The Amount to be Registered is presented in U.S. Dollars for purposes of the Calculation of Registration Fee and is calculated based on an U.S. Dollar to Japanese Yen exchange rate on March 27, 2006 of $1.00 to ¥116.8.
(2) This Registration Fee is calculated pursuant to Rule 457(o) under the Securities Act.

(X) Senior Notes	( ) Subordinated Notes

Principal Amount:	¥20,000,000,000.

Proceeds to Corporation:	99.92%, or ¥19,984,000,000

Underwriters’ Commission:	0.08%, or ¥16,000,000

Issue Price:	100.00%, or ¥20,000,000,000

Original Issue Date:	March 29, 2006.

Maturity Date:

April 2, 2036, provided that if such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date this payment was due, and no interest will accrue as a result of this delayed payment.

Interest Rate:	The Notes will bear interest at an annual rate of 2.83%.

Specified Currency:	Japanese Yen (¥). Payments on the Notes will be made in Japanese Yen.

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through Clearstream and Euroclear, as the case may be, on or about March 29, 2006.

Form:	Global Notes.

Denominations:	The Notes will be issued only in denominations of ¥1,000,000,000 and integral multiples of ¥1,000,000,000 in excess thereof.

Interest Payment Dates:

Interest will be paid on the Maturity Date and semiannually, in equal installments, on April 2 and October 2 of each year, commencing on October 2, 2006, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment. The amount of interest payable on the first Interest Payment Date falling on October 2, 2006 (which is a long first coupon) will be in the amount of ¥14,385,833.34 per ¥1,000,000,000 principal amount.

Accrual of Interest:

Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date.

Day Count Convention:	30/360.

Redemption of the Notes:	The Notes are redeemable at the option of the Issuer. See “Optional Redemption” below.

Exchange Listing:	None.

Other Provisions:

“Notes” means ¥20,000,000,000 2.83% Senior Notes due April 2, 2036.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York or Tokyo.

“Issuer” means CIT Group Inc.

Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	JPMorgan Chase Bank, N.A.

London Paying Agent:	JPMorgan Chase Bank

ISIN & Common Code:	The ISIN is XS0249719534; the Common Code is 024971953.

OPTIONAL REDEMPTION

          At the option of the Issuer, the Issuer may redeem the Notes in whole (but not in part) on April 2, 2018 (or if such day is not a Business Day, on the next succeeding Business Day), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to such redemption date. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on the Interest Payment Date falling on the redemption date will be payable on such Interest Payment Date to the registered holders as of the close of business on the relevant record date according to the Notes and the indenture.

          The Issuer will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed. Once notice of redemption is mailed, the Notes called for redemption will become due and payable on the redemption date at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

          On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless the Issuer defaults in the payment of the redemption price and accrued interest). On or before the redemption date, the Issuer will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on that date.

OFFERING RESTRICTIONS

          The Notes have not been and will not be registered under the Securities and Exchange Law of Japan. The Notes purchased may not be transferred directly or indirectly in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) except that they may be transferred to qualified institutional investors as defined under the Securities and Exchange Law of Japan.

SPECIAL PROVISIONS RELATING TO THE NOTES

          For information relating to payment currency and certain risk factors relating to the Notes, see “Special Provisions Relating to Foreign Currency Notes — Payment Currency” and “Foreign Currency Risks,” in the accompanying prospectus supplement.

PLAN OF DISTRIBUTION

          We have entered into a terms agreement, dated as of March 27, 2006, with Deutsche Bank Securities Inc. (“Deutsche Bank”). Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to Deutsche Bank, and Deutsche Bank has agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	Principal Amount

Deutsche Bank Securities Inc.	¥20,000,000,000

Total	¥20,000,000,000

          The Notes are a new issue of securities with no established trading market. Deutsche Bank has advised us that they intend to make a market in the Notes, but Deutsche Bank is not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

          In connection with this offering, Deutsche Bank and its respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which Deutsche Bank and its affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. Deutsche Bank also may create a short position for its own account by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, Deutsche Bank may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

          Other than this pricing supplement, the accompanying prospectus and prospectus supplement and the registration statement of which they form a part (collectively, the “Offering Documents”) (each in electronic format as filed with the SEC), the information on any Web site is not a part of the Offering Documents.

          Deutsche Bank and its affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.